UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2)
Under the Securities Exchange Act of 1934
HUNTSMAN CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class Securities)
447011107

(CUSIP Number)
D. E. Shaw & Co., L.P.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 8, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Valence Portfolios, L.L.C. FEIN 13-4046559

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,687,786

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,687,786

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,687,786

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw Oculus Portfolios, L.L.C. FEIN 20-0805088

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,036,275

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,036,275

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,036,275

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.L.C. FEIN 13-3799946

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,037,856

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

7,037,856

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,037,856

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION D. E. Shaw & Co., L.P. FEIN 13-3695715

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,725,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,725,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,725,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, PN

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION David E. Shaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,725,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

21,725,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,725,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 2 amends and supplements certain information in the Statement on Schedule 13D filed by D. E. Shaw Valence Portfolios, L.L.C., a Delaware limited liability company (“Valence”), D. E. Shaw Oculus Portfolios, L.L.C., a Delaware limited liability company (“Oculus”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), and David E. Shaw, a citizen of the United States of America (“David E. Shaw”, and together with Valence, Oculus, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”) on June 30, 2008, and amended by Amendment No. 1 to the Schedule 13D filed on August 28, 2008 (as amended, the “Schedule 13D”), relating to the shares of common stock, $0.01 par value per share (the “Common Shares”), of Huntsman Corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings previously ascribed to them in the Schedule 13D.
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Exchange Act.
Item 4. Purpose of Transaction
Item 4 is amended by the addition of the following:
Proposed Backstop Contributions
On September 8, 2008, the D. E. Shaw Stockholders, Citadel Limited Partnership, MatlinPatterson Global Opportunities Partners L.P., and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (collectively, the “Backstop Investors”) delivered a letter to the Issuer (the “Backstop Letter”) addressing the failure of Hexion to consider the CVR financing described in the Proposal Letter and the inability of the Initial Investors to implement the CVR financing without Hexion cooperation.
In the Backstop Letter, the Backstop Investors severally agree to make payments (“Backstop Payments”) to the Issuer in connection with the merger closing in the event that the CVR financing cannot be arranged. We have spoken with the Huntsman Family Stockholders, and they have agreed to deliver their own letter which will be substantially similar to the Backstop Letter (the payment to the Issuer committed therein, the “Huntsman Payment”). Together with the Huntsman Payment, the Backstop Letter provides the Issuer with certainty that at least $416,460,102 in cash will be added to the balance sheet of the combined company at closing, even if Hexion does not pursue the CVR financing. The D. E. Shaw Stockholders would be responsible for only their own several commitments, in an aggregate amount of $79,075,582.04.
The Backstop Letter is intended to be a legally-binding obligation of the signatories, subject to the conditions described therein. A copy of the Backstop Letter is attached hereto as Exhibit 6 and is incorporated herein by reference.
The Backstop Letter provides that the offer to purchase CVRs described in the Proposal Letter will remain outstanding pursuant to the terms of the Proposal Letter. However, the commitments in the Backstop Letter are not intended to supplement the CVRs. The Backstop Letter provides that if any of the Backstop Investors purchases CVRs or makes an equity or similar investment in the combined company as may be agreed with Hexion (an “Investing Stockholder”), and the other Backstop Investors and the Huntsman Family Stockholders are also offered the opportunity to purchase CVRs or make such investments on the same terms and conditions, in each case in amounts proportionate to their respective Backstop Payments, then each Investing Stockholder’s commitment to make Backstop Payments to the Issuer will terminate.
The net cash proceeds to the D. E. Shaw Stockholders on the merger closing date would be the same whether the D. E. Shaw Stockholders purchase CVRs from Hexion or make contributions to Huntsman under the Backstop Letter.
The Reporting Persons may hedge all or a portion of their commitments in the Backstop Letter.

Item 5. Interest in Securities of the Issuer
Item 5 is amended by the addition of the following:
As a result of the arrangements disclosed in Item 4, the Reporting Persons may be deemed a group with the Backstop Investors, Pentwater Capital Management L.P. (one of the Initial Investors), and the Huntsman Family Stockholders and, therefore, may be deemed to beneficially own the shares of Common Shares beneficially owned by the Backstop Investors, Pentwater Capital Management L.P., and the Huntsman Family Stockholders. Based solely on information provided to the Reporting Persons and in Schedules 13D and Forms 4 filed by the Backstop Investors, the Huntsman Family Stockholders, and Pentwater Capital Management L.P., Citadel Investment Group, L.L.C. and its related entities (the “Citadel Entities”) beneficially own 18,655,510 Common Shares based on information provided by the Citadel Entities and their Schedule 13D filed on September 2, 2008; MatlinPatterson Global Advisers LLC and its related entities (the “Matlin Entities”) have beneficial ownership of at least 19,870,000 Common Shares based on information provided by the Matlin Entities and as reported in their Schedule 13D filed on August 29, 2008; Pentwater Capital Management L.P. and its related entities beneficially own 565,000 Common Shares, options to purchase 500,000 Common Shares, and have ‘long’ economic exposure under certain cash-settled total return swap transactions to an additional 3,500,000 Common Shares (for a total of 4,565,000 Common Shares) based on information provided by Pentwater Capital Management L.P. and their Schedule 13D filed on September 5, 2008; and Huntsman Family Holdings Company LLC, Jon M. Huntsman, Peter R. Huntsman, the Jon and Karen Huntsman Foundation, and certain related entities (the “Huntsman Family Entities”) have beneficial ownership of 51,163,183 Common Shares based on information provided by the Huntsman Family Entities and as reported in Schedules 13D filed on August 29, 2008, August 2, 2007, and July 12, 2007, and in Forms 4 filed on June 3, 2008. The aggregate number of Common Shares described herein does not include Common Shares beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, in which any of the Reporting Persons may be deemed a member, and the Reporting Persons expressly disclaim such membership.
None of the Reporting Persons may be deemed to have beneficially owned any Common Shares as of September 8, 2008 other than as set forth herein.
Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer
Item 6 is amended by the addition of the following:
See “Item 4. Purpose of Transaction” for a description of the Backstop Letter, which is qualified in its entirety by reference to the letter, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.
Item 7. Materials to be Filed as Exhibits
Item 7 is amended the addition of the following:

Exhibit No.	Exhibit
Exhibit 6	Backstop Letter, dated September 8, 2008, to Huntsman Corporation from Citadel Limited Partnership, D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., MatlinPatterson Global Opportunities Partners L.P., and MatlinPatterson Global Opportunities Partners (Bermuda) L.P.

SIGNATURE
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.
Dated: September 8, 2008

D. E. SHAW VALENCE PORTFOLIOS, L.L.C.

By:	D. E. SHAW & CO., L.P., as Managing Member

	By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW OCULUS PORTFOLIOS, L.L.C.

By:	D. E. SHAW & CO., L.L.C., as Managing Member

	By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias

Name: Rochelle Elias
Title: Attorney-in-Fact for David E. Shaw